Filed by Goldman Sachs Trust pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: BMO Funds, Inc.

Investment Company Act File Number: 811-58433

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds – Money Market Fund Reorganizations FAQ	October 20, 2021

1. What has happened?

In connection with the decision to exit the asset management business in the United States, BMO Asset Management Corp. (“BAMC”) recommended that the BMO Funds Board approve the BMO Money Market Fund reorganizations detailed below. On October 18, 2021, after a thoughtful review and analysis, the BMO Funds Board of Directors approved the planned reorganizations, which are subject to shareholder approval.

2. What is the timeline?

A supplement to each Fund’s prospectus announcing the Plan of Reorganization was filed on October 20, 2021. SEC Form N-14, which is also known as the combined prospectus/proxy statement, will be filed in the fourth quarter of 2021. The N-14 contains significant comparative fund information needed for shareholders to make an educated decision about whether or not to approve the recommended action. A joint meeting of shareholders of the Merging Funds is expected to take place during the first quarter of 2022 at which they will be asked to consider and vote on a Plan of Reorganization with respect to their Merging Fund. Pending shareholder approvals, the Merging Funds are scheduled to merge into their respective Acquiring Funds starting in February 2022.

3. What happens when a reorganization proposal is approved by shareholders?

Shareholders of each BMO Money Market Fund as of the closing date will become shareholders of the corresponding Acquiring Fund, receiving shares of the Acquiring Fund equal in aggregate value to the shares of the BMO Money Market Fund held by the shareholders prior to the applicable Reorganization, which are expected to be $1.00 per share.

4. What happens if a reorganization proposal is not approved by shareholders?

Funds that fail to receive the necessary votes to approve the proposed reorganizations in time for the joint meeting of shareholders will have their meeting date extended so that the necessary votes may be obtained. If enough votes to approve the proposed reorganizations are not received by the subsequent shareholder meeting date, a Plan of Liquidation may be pursued, which also requires shareholder approval.

5. When can I start having discussions with our distribution partners and financial advisors regarding the Plan of Reorganization for any of the Funds?

The prospectus supplement was filed on October 20, 2021. This is a public filing and any general questions related to the filing may be addressed with financial advisors at that time. Specific questions related to the detailed comparisons between Merging Funds and Acquiring Funds may be addressed following the filing of the N-14.

FOR INTERNAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds – Money Market Fund Reorganizations FAQ	October 20, 2021

6. Will my portfolio management team be changing?

For all of the BMO Money Market Funds, the portfolio management teams will be changing upon the completion of the reorganizations.

7. Will the ticker symbol for my fund change?

Yes. All of the BMO Money Market Funds will be merging into different legal entities. The new tickers are known for the BMO Funds merging into existing Goldman Sachs Money Market Funds and are reflected in the table below.

8. What will happen to the existing performance track record for my fund?

For all of the BMO Money Market Funds, the performance track records will cease to exist upon the completion of the reorganizations.

9. What will happen to the total expense ratios for my fund?

For all of the BMO Money Market Funds, the total expense ratios of the Acquiring Funds are detailed in the table below.

10. Will shareholders bear any of the expenses associated with the reorganizations?

Shareholders will not bear any reorganization expenses incurred in connection with the reorganizations.

11. What are the tax consequences associated with the reorganizations?

Each Reorganization is expected to qualify as a tax-free reorganization for U.S. federal income tax purposes. Accordingly, it is expected that Merging Fund shareholders who receive shares of the corresponding Acquiring Fund in a Reorganization will not recognize gain or loss as a direct result of the Reorganization and no Acquiring Fund will recognize gain or loss as a direct result of the Reorganization. Prior to the closing of each Reorganization, each Merging Fund expects to declare a distribution of all of its net investment income and net capital gains, if any. All or a portion of such distribution may be taxable to such Merging Fund’s shareholders for U.S. federal income tax purposes. To the extent that portfolio securities of an Merging Fund are sold in connection with any portfolio repositioning prior to the closing of a Reorganization, the Merging Fund may realize gains or losses, which may increase or decrease the net capital gains or net investment income to be distributed by such Merging Fund. As always, we recommend that shareholders review their individual situations with a tax advisor.

12. Who will be my primary contact going forward?

You should utilize your Regional Distribution Leaders as your primary contacts for further questions. BMO Investor Service representatives will be here through the close to assist you.

FOR INTERNAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds – Money Market Fund Reorganizations FAQ	October 20, 2021

Merging Fund and Acquiring Fund Details

Merging Fund	Share Class	TER	Ticker	CUSIP	Acquiring Fund	Share Class	TER	Ticker	CUSIP

BMO Government Money	Investor (Class Y)	0.46%	MGYXX	09658L786	Goldman Sachs Financial	Administration	0.43%	FOAXX	38141W265
Market Fund	Premier	0.21%	MGNXX	09658L794	Square Government Fund	Institutional	0.18%	FGTXX	38141W273

BMO Tax -Free Money	Investor (Class Y)	0.45%	MTFXX	09658L547	Goldman Sachs Investor	Administration	0.43%	FEAXX	38141W174
Market Fund	Premier	0.20%	MFIXX	09658L554	Tax -Exempt Money Market	Class I	0.18%	FTXXX	38141W182

BMO Prime Money Market	Investor (Class Y)	0.46%	MARXX	09658L679	Goldman Sachs Investor	Administration	0.43%	FMKXX	38148U569
Fund	Premier	0.21%	MAIXX	09658L687	Money Market Fund	Class I	0.18%	FMJXX	38148U577

BMO Fund data as of 12/29/2020 prospectus update; Goldman Sachs data as of 3/30/2021 prospectus update

If you have any further questions, please contact Ben Jones or Pete Papageorgakis.

FOR INTERNAL USE ONLY